Exhibit 12.1
SLM CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Years Ended December 31,
	2011	2012	2013	2014	2015
Income before income tax expense	$87,848	$341,869	$416,527	$333,752	$439,064
Add: Fixed charges	107,896	84,709	91,182	98,404	132,048

Total earnings	$195,744	$426,578	$507,709	$432,156	$571,112

Interest expense	$105,385	$82,912	$89,085	$95,815	$128,619
Rental expense, net of income	2,511	1,797	2,097	2,589	3,429

Total fixed charges	107,896	84,709	91,182	98,404	132,048
Preferred stock dividends	—	—	—	12,933	19,595
Net income attributable to SLM Corporation common stock	$107,896	$84,709	$91,182	$111,337	$151,643

Ratio of earnings to fixed charges(1)	1.81	5.04	5.57	4.39	4.33
Ratio of earnings to fixed charges and preferred stock dividends(1)	1.81	5.04	5.57	3.88	3.77

(1) For purposes of computing these ratios, earnings represent income before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.